# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# Karis Family Daycare, LLC

## Profit and Loss

### January - December 2022

|  | TOTAL |
|---|---|
| Income |  |
|   Sales | 409,760.60 |
| **Total Income** | **$409,760.60** |
| Expenses |  |
|   Advertising & Marketing | 577.54 |
|   Ask My Accountant | 1,260.25 |
|   Bank Charges & Fees | 640.00 |
|   Insurance | 16,776.22 |
|   Job Supplies | 61,093.45 |
|   Legal & Professional Services | 4,973.35 |
|   Meals & Entertainment | 2,472.59 |
|   New Center | 94,804.52 |
|   Office Supplies & Software | 3,281.79 |
|   Other Business Expenses | 223,153.31 |
|   Rent & Lease | 92,190.54 |
|   Repairs & Maintenance | 5,329.44 |
|   Taxes & Licenses | 2,090.00 |
|   Uncategorized Expense | 245.00 |
|   Utilities | 15,154.95 |
| **Total Expenses** | **$524,042.95** |
| NET OPERATING INCOME | $ -114,282.35 |
| NET INCOME | $ -114,282.35 |

# Karis Family Daycare, LLC

## Balance Sheet

### As of December 31, 2022

| | TOTAL |
|---|---:|
| ASSETS | |
|   Current Assets | |
|   Bank Accounts | |
|     Checking | 249,056.23 |
|     Credit card | -157,833.68 |
|   **Total Bank Accounts** | **$91,222.55** |
|   Other Current Assets | |
|     Uncategorized Asset | 1,675.14 |
|   **Total Other Current Assets** | **$1,675.14** |
|   **Total Current Assets** | **$92,897.69** |
| **TOTAL ASSETS** | **$92,897.69** |
| LIABILITIES AND EQUITY | |
|   Liabilities | |
|   **Total Liabilities** | |
|   Equity | |
|     Opening Balance Equity | 41,450.43 |
|     Retained Earnings | 165,729.61 |
|     Net Income | -114,282.35 |
|   **Total Equity** | **$92,897.69** |
| **TOTAL LIABILITIES AND EQUITY** | **$92,897.69** |

# Karis Family Daycare, LLC

## Profit and Loss

January - December 2023

|  | TOTAL |
|---|---:|
| **Income** | |
|   Sales | 525,035.30 |
| **Total Income** | **$525,035.30** |
| Expenses | |
|   Advertising & Marketing | 1,173.52 |
|   Ask My Accountant | -374.06 |
|   Bank Charges & Fees | -592.08 |
|   Insurance | 15,867.40 |
|   Job Supplies | 31,293.94 |
|   Legal & Professional Services | 4,066.25 |
|   Meals & Entertainment | 873.86 |
|   New Center | 110,608.56 |
|   Office Supplies & Software | 4,544.42 |
|   Other Business Expenses | 30,765.79 |
|   Payroll Expenses | 123,075.48 |
|   Rent & Lease | 78,706.00 |
|   Repairs & Maintenance | 2,328.30 |
|   Taxes & Licenses | 50.23 |
|   Utilities | 11,033.67 |
| **Total Expenses** | **$413,421.28** |
| **NET OPERATING INCOME** | **$111,614.02** |
| **NET INCOME** | **$111,614.02** |

# KARIS FAMILY DAYCARE, LLC
# BALANCE SHEET
2023

## *ASSETS*

### CURRENT ASSETS

| | |
|---|---|
| Cash: | $10,000.00 |
| Accounts Receivable: | |
| Inventory: | |
| Prepaid Expenses: | |
| Notes Receivable: | |
| Other Current Assets: | |
| **TOTAL CURRENT ASSETS:** | **$10,000.00** |

### FIXED ASSETS

| | |
|---|---|
| Long-Term Investments: | |
| Land: | |
| Building: | |
| *Accumulated Building Depreciation:* | () |
| Machinery and Equipment: | |
| *Accumulated Machinery and Equipment Depreciation:* | () |
| Furniture and Fixtures: | |
| *Accumulated Furniture and Fixtures Depreciation:* | () |
| Other Fixed Assets: | $446,614.00 |
| **NET FIXED ASSETS:** | **$446,614.00** |

### OTHER ASSETS

| | |
|---|---|
| Goodwill: | |

**TOTAL ASSETS:**                    **$456,614.00**

## *LIABILITIES & EQUITY*

## CURRENT LIABILITIES

| | |
|---|---|
| Accounts Payable (A/P): | |
| Accrued Wages: | |
| Accrued Payroll Taxes: | |
| Accrued Employee Benefits: | |
| Interest Payable: | $5,000.00 |
| Short-Term Notes: | $20,000.00 |
| Current Portion of Long-Term Debt: | $20,000.00 |
| **TOTAL CURRENT LIABILITIES:** | **$45,000.00** |

## LONG-TERM LIABILITY

| | |
|---|---|
| Mortgage: | |
| Other Long-Term Liabilities: | |
| **TOTAL LONG-TERM LIABILITIES:** | **$0.00** |

## OWNER'S EQUITY

| | |
|---|---|
| **Paid-In Capital:** | **$300,000.00** |
| **Net Income:** | **$111,614.00** |
| **TOTAL EQUITY:** | **$411,614.00** |

| | |
|---|---|
| **TOTAL LIABILITIES & EQUITY:** | **$456,614.00** |

Please make sure that Total Assets equal Total Liabilities and Equity in your balance sheet. If the difference the two sides of the balance sheet is greater than 0, please review the values entered.

| | |
|---|---|
| **TOTAL ASSETS:** | **$456,614.00** |
| **-** | |
| **TOTAL LIABILITIES & EQUITY:** | **$456,614.00** |
| | **$0.00** |

I, Brenna Karis, certify that:

1. The financial statements of Karis Family Daycare LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Karis Family Daycare LLC included in this Form reflects accurately the information reported on the tax return for Karis Family Daycare LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature DocuSigned by: 0C165E3AE0064DB...

Name: Brenna Karis

Title: Owner